  Exhibit 99.2

Vision Marine Technologies Authorizes Share Repurchase Program to Enhance Capital Allocation Flexibility and Long-Term Shareholder Value

TSXV-accepted normal course issuer bid reinforces the Company’s disciplined capital allocation strategy while maintaining flexibility to invest in future growth.

BOISBRIAND, Québec / August 5, 2026 / Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) (“Vision Marine” or the “Company”), a marine technology and recreational boating company, today announced that the TSX Venture Exchange (the “TSXV”) has accepted a notice (the “Notice”) filed by the Company of its intention to make a normal course issuer bid (the “NCIB”) for purchases of its common shares (the “Common Shares”). In connection with the NCIB, the Company has entered into an issuer repurchase plan agreement with Ventum Financial Corp. (“Ventum”) to facilitate the NCIB.

The program provides Vision Marine with the flexibility to repurchase Common Shares when the Company believes such repurchases represent an attractive investment opportunity and an appropriate use of available capital. The decision to make repurchases will take into account the market price of the Common Shares, available liquidity, operating requirements, strategic priorities and prevailing market conditions.

Under the NCIB, Vision Marine may repurchase for cancellation up to 326,523 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares as of August 4, 2026.

Purchases under the NCIB may commence on August 7, 2026, and will terminate on the earliest of August 6, 2027, the date on which the Company completes its purchases under the NCIB, or the date on which the Company provides notice of termination.

Purchases may be made from time to time through the facilities of the TSXV, Nasdaq and other permitted marketplaces, as applicable, at prevailing market prices. All purchases will be conducted through Ventum in accordance with applicable Canadian and U.S. securities laws, exchange requirements and the terms of the NCIB. Purchases made in the United States are intended to be conducted in a manner consistent with the conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, where applicable. The Company has entered into an issuer repurchase plan agreement with Ventum that includes an optional automatic purchase component. If and when the Company chooses to implement the automatic purchase component, NCIB at times when the Company would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods. The automatic purchase component applicable to the TSXV is governed by an addendum to the issuer repurchase plan agreement, which the Company may execute at its discretion. Any automatic purchases on Nasdaq would be governed by a separate Rule 10b-18 plan.

All purchases made in Canada and the United States will count toward the aggregate limit established under the program. Common Shares acquired by the Company are expected to be cancelled, reducing the number of Common Shares outstanding.

During the 12 months preceding the date of this announcement, the Company did not purchase any Common Shares.

“The authorization of this share repurchase program reflects our disciplined approach to capital allocation and our commitment to creating long-term shareholder value,” said Alexandre Mongeon, Chief Executive Officer and Co-Founder of Vision Marine. “Following the significant strengthening of our balance sheet and the continued execution of our strategic initiatives, this program provides us with additional financial flexibility. We will continue to prioritize investments that support our long-term growth while maintaining the ability to repurchase shares when we believe they represent an attractive investment opportunity.”

The authorization of the program does not require Vision Marine to purchase any particular number or value of Common Shares. The timing and amount of any purchases will be determined by management based on market conditions, the trading price of the Common Shares, available liquidity, applicable regulatory limitations, corporate developments and other factors considered relevant by the Company.

Vision Marine may modify, suspend or terminate the program at any time in accordance with its terms and applicable legal and exchange requirements.

The Company remains focused on disciplined execution, strengthening shareholder value and pursuing strategic opportunities that support sustainable long-term growth.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR; TSXV: VMAR) is an integrated marine technology company operating across marine propulsion, premium boat retail, marina operations, distribution, service and customer support throughout North America. Through its proprietary E-Motion™ electric propulsion platform and its Nautical Ventures dealership network, Vision Marine is uniquely positioned to serve both electric and traditional recreational boating markets while expanding its integrated marine ecosystem.

For more information, visit visionmarinetechnologies.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable U.S. and Canadian securities laws, including statements concerning the implementation and operation of the share repurchase program and NCIB, potential purchases of Common Shares, the timing and amount of any purchases, the possible implementation of an automatic share purchase plan, the cancellation of repurchased shares, the Company’s capital-allocation strategy, investments intended to support long-term growth, the pursuit of strategic opportunities and the Company’s objectives regarding sustainable growth and long-term shareholder value.

The actual timing, number and value of Common Shares repurchased, if any, will depend on numerous factors, including market conditions, the trading price of the Common Shares, available liquidity, operating and capital requirements, applicable regulatory restrictions, the Company’s possession of material non-public information and other corporate developments. The program does not obligate the Company to acquire any particular number or value of Common Shares.

Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Additional information concerning these risks is available in the Company’s filings on EDGAR and SEDAR+. Readers should not place undue reliance on forward-looking statements. Vision Marine undertakes no obligation to update any forward-looking statement except as required by applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Vision Marine continues to advance the remaining initiatives under its Florida real estate and operational optimization plan with a disciplined focus on execution. The Company will provide further updates as required by applicable securities laws.

Investor and Company Contacts

Bruce Nurse
 Investor Relations
(309) 919-2913
bn@v-mti.com

Alexandre Mongeon
 Chief Executive Officer
(450) 951-7009
am@v-mti.com

Raffi Sossoyan
 Chief Financial Officer
(450) 951-7009
rs@v-mti.com